

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

<u>Via Facsimile</u>
Guy Archbold, Chief Executive Officer
Rackwise, Inc.
2365 Iron Point Road, Suite 190
Folsom, CA 95630

> **Re:** **Rackwise, Inc. (f/k/a Visual Network Design, Inc.)**
> **Current Report on Form 8-K**
> **Initially filed on September 27, 2011**
> **File No. 333-163172**

Dear Mr. Archbold:

We have completed our review of the above-referenced filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: <u>Via E-Mail</u>
        Adam S. Gottbetter
        Gottbetter & Partners, LLP